SCHEDULE A

Amended as of March 31, 2020 to the

INVESTMENT ADVISORY AGREEMENT

dated December 15, 2016 between

THE ADVISORS’ INNER CIRCLE FUND III

and

GQG PARTNERS LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each Fund in accordance with the following fee schedule:

Fund	Rate
GQG Partners Emerging Markets Equity Fund	0.90%
GQG Partners US Select Quality Equity Fund	0.45%
GQG Partners Global Quality Equity Fund	0.65%

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III

By:	/s/ Michael Beattie
Name:	Michael Beattie
Title:	President

GQG PARTNERS LLC

By:	/s/ Melodie B. Zakaluk
Name:	Melodie B. Zakaluk
Title:	Chief Operating Officer

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